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                           August 2, 2022

       Bernice E. Bell
       Chief Financial Officer
       AGNC Investment Corp.
       2 Bethesda Metro Center, 12th Floor
       Bethesda, Maryland 20814

                                                        Re: AGNC Investment
Corp.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-34057

       Dear Ms. Bell:

               We have reviewed your June 27, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2022 letter.

       Response Letter dated June 27, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Non-GAAP Financial Measures
       Net Spread and Dollar Roll Income, page 37

   1. We note your response to our prior comment providing your belief that GAAP Net income (loss) has very
little comparability or correlation to your non-GAAP financial measure Net spread and
dollar roll income, and further-adjusted non-GAAP measures.
                                                        However we continue to
believe the inclusion of total operating expense as a component of these non-GAAP
financial measures, and your presentation of these non-GAAP
                                                        measures on a per
common share basis, illustrate these non-GAAP measures depict your performance for which
net income taken from your statement of comprehensive
 Bernice E. Bell
AGNC Investment Corp.
August 2, 2022
Page 2
         income would appear to be the most directly comparable GAAP measure. In future periodic filings, please provide a reconciliation commencing with Net income (loss) as the most directly comparable GAAP measure when presenting these non-GAAP financial measures.
       You may contact William Demarest, Staff Accountant at 202-551-3432 or
Mark
Rakip, Staff Accountant at 202-551-3573 if you have any questions.



FirstName LastNameBernice E. Bell                            Sincerely,
Comapany NameAGNC Investment Corp.
                                                             Division of
Corporation Finance
August 2, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName